ANNEX A

SUPPLEMENTAL RESPONSE

	Historical OneWater LLC				Pro Forma OneWater Inc.[1]	
	Nine Months Ended June 30,		Years Ended September 30,		Nine Months Ended June 30, 2019	Year Ended September 30, 2018
	2019	2018	2018	2017		
	(in thousands, except share, per share and store amounts)					
	(unaudited)				(unaudited)	
Other (income) expense						
Interest expense – floor plan	6,730	3,813	5,534	2,686	6,730	5,534
Interest expense – other	4,391	2,743	3,836	2,266	6,413	6,532
Transaction costs[2]	1,161	217	438	327	1,161	438
Change in fair value of warrants	(2,773)	26,958	33,187	18,057	—	—
Other (income) expense[3]	(73)	(3)	(269)	[illegible]	(73)	(269)
Pretax income (loss)	32,240	(37)	1,946	(4,258)	27,445	32,437
Pro forma income taxes	—	—	—	—	5,831	6,923
Net income (loss)	$ 32,240	$ (37)	$ 1,946	$ (4,258)	$ 21,614	$ 25,514
Less: Net income attributable to non-controlling interest	1,317	646	830	13	12,648	14,931
Net income (loss) attributable to OneWater LLC and OneWater Inc.	$ 30,923	$ (683)	$ 1,116	$ (4,272)	$ 8,966	$ 10,583
Pro Forma Per Share Data[4]						
Pro forma net income (loss) per share						
Basic					$ 2.60	$ 3.07
Diluted					$ 2.60	$ 3.07
Pro forma weighted average shares outstanding						
Basic					3,448,813	3,448,813
Diluted					3,448,813	3,448,813
Consolidated Statement of Cash Flows Data:						
Cash flows provided by (used in) operating activities	$ (23,974)	$ (1,416)	$ (4,654)	$ 6,514		
Cash flows provided by (used in) investing activities	(7,988)	(18,430)	(23,920)	(23,304)		
Cash flows provided by financing activities	41,690	29,613	34,257	16,993		
Other Financial Data:						
Capital expenditures[5]	$ 5,913	$ 4,645	$ 10,135	$ 4,112		
Adjusted EBITDA[6]	$ 35,156	$ 30,990	$ 40,823	$ 17,664		
Number of stores	60	53	53	45		
Same-store sales growth	9.5%	24.1%	22.2%			
Consolidated Balance Sheet Data (at end of period):						
Total assets	$514,031	$364,858	$375,360	$258,347	$ 514,568	
Long-term debt (including current portion)	74,824	40,759	41,845	27,285	106,354	
Total liabilities	393,072	263,724	274,339	158,578	375,152	
Redeemable preferred equity interest	84,230	79,282	79,965	71,695	—	
Total members' equity/stockholders' equity	36,729	21,851	21,056	28,074	139,416	

(1) Pro forma figures give effect to the transactions, including this offering, described under "Unaudited Pro Forma Consolidated Financial Information." Please see "Unaudited Pro Forma Consolidated Financial Information" for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.

(2) Consists of transaction costs related to the acquisitions made in the corresponding period.

(3) Other (income) expense was primarily attributable to insurance proceeds related to hurricane related claims received during 2019 and 2018.

(4) Pro forma net income (loss), Pro forma net income (loss) per share and Pro forma weighted average shares outstanding reflect the estimated number of shares of common stock we expect to have outstanding upon the completion of our corporate reorganization described under "—Corporate Reorganization" and this offering. The pro forma data also excludes (i) the redeemable preferred equity interest of $8.3 million and $6.7 million and the change in fair value of warrant liability of $33.2 million and $18.1 million for the fiscal years ended September 30, 2018 and 2017, respectively, and (ii) the redeemable preferred equity interest of $4.5 million and $4.0 million and the change in fair value of warrant liability of $(2.8) million and $27.0 million for the nine months ended June 30, 2019 and 2018, respectively, as we expect to redeem the Opco Preferred Units and as the holders of the LLC Warrants will exercise such LLC Warrants in connection with this offering. The pro forma data includes additional pro forma income tax expense of $5.8 million and $6.9 million for the nine months ended June 30,

without further adjustment to exclude the Redeemable Preferred interest in our subsidiary

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of June 30, 2019, after giving pro forma effect to the transactions described under "Corporate Reorganization," was approximately $7.2 million, or $1.36 per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of ~~Class A~~ common stock that will be outstanding immediately prior to the closing of this offering including giving effect to our corporate reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds of $52.7 million (after deducting estimated underwriting discounts and commissions and estimated offering expenses and the application of such proceeds as described in "Use of Proceeds"), our adjusted pro forma net tangible book value as of June 30, 2019 would have been approximately $(24.3) million, or $(2.92) per share. This represents an immediate decrease in the net tangible book value of $4.28 per share to the Legacy Owners and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $22.92 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of the OneWater LLC Units have been exchanged for Class A common stock):

Assumed initial public offering price per share		$20.00
Pro forma net tangible book value per share as of June 30, 2019 (before this offering and after giving effect to our corporate reorganization) (1)	$1.36	
Less a decrease per share attributable to new investors in this offering	4.28	
As adjusted pro forma net tangible book value per share after giving further effect to this offering		(2.92)
Dilution in pro forma reduced net tangible book value per share to new investors in this offering(1) 2		$22.92

(1) 2 If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $23.95 or $24.62, respectively.

(1) Calculated as tangible assets less total liabilities, without further adjustments to exclude the Redeemable Preferred interest in our subsidiary. The Redeemable Preferred interest in our subsidiary is classified as temporary equity on our balance sheet.

The [illegible] number [illegible] OneWa[illegible] the corr[illegible] investors, the total consideration paid, and the average price per share paid by the Legacy Owners and to be paid by new investors in this offering at $27.78 (16.77), calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in thousands)	Percent	
Legacy Owners	5,314,048	63.9%	$170,946 ($79,416)	74.0% (57.0)	$32.17 ($14.94)
New investors in this offering	3,000,000	36.1%	$ 60,000	26.0% (43.0)	$20.00
Total	8,314,048	100.0%	$230,946 ($139,416)	100.0%	$27.78 ($16.77)

The data in the table excludes 831,405 shares of Class A common stock initially reserved for issuance under our long-term incentive plan.

Each $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share of Class A common stock would increase (decrease) the total consideration paid by new investors in this offering and the total consideration paid by all holders of Class A common stock by $2.8 million, assuming the number of shares of Class A common stock offered by us remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters' option to purchase additional shares is exercised in full, the number of shares of Class A common stock being offered in this offering will be increased to 3,450,000, or approximately 88.5% of the total number of shares of Class A common stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

OneWater Inc. was incorporated on April 3, 2019 and does not have historical financial operating results. The following table presents the selected historical and certain pro forma financial data and other data for OneWater LLC, the accounting predecessor of OneWater Inc., and its subsidiaries. The historical results presented below are not necessarily indicative of the results to be expected for any future period, and should be read together with "Use of Proceeds," "Summary Historical and Pro Forma Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and our consolidated financial statements and related notes included elsewhere in this prospectus.

The selected historical financial data as of and for the fiscal years ended September 30, 2018 and 2017 was derived from the audited historical financial statements included elsewhere in this prospectus. The selected historical financial data as of June 30, 2019 and for the nine months ended June 30, 2019 and 2018 was derived from the unaudited historical financial statements included elsewhere in this prospectus. Our selected historical financial data as of June 30, 2018 was derived from our unaudited historical financial statements not included in this prospectus. The unaudited historical financial statements were prepared on a basis consistent with that used in preparing our audited consolidated financial statements and include all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of our financial position and results of operations for the unaudited periods.

	Nine Months Ended June 30,		Years Ended September 30,	
	2019	2018	2018	2017
	(in thousands, except share, per share and store amounts) (unaudited)			
Consolidated Statement of Operations Data:				
Revenue	$ 561,648	$445,470	$ 602,805	$391,483
Costs of sales	435,873	345,387	465,151	305,782
Selling, general and administrative	83,889	65,280	91,297	65,351
Depreciation and amortization	1,884	1,112	1,685	1,055
Gain on settlement of contingent consideration	(1,674)	—	—	—
Operating income (loss)	41,676	33,691	44,672	19,294
Other (income) expense				
Interest expense – floor plan	6,730	3,813	5,534	2,686
Interest expense – other	4,391	2,743	3,836	2,266
Transaction costs[1]	1,161	217	438	327
Change in fair value of warrants	(2,773)	26,958	33,187	18,057
Other (income) expense[2]	(73)	(3)	(269)	217
Net income (loss)	$ 32,240	$ (37)	$ 1,946	$ (4,258)
Less: Net income attributable to non-controlling interest	1,317	646	830	13
Net income (loss) attributable to OneWater LLC	$ 30,923	$ (683)	$ 1,116	$ (4,272)
Pro Forma Per Share Data[3]				
Pro forma net income (loss)	$ 8,966		$ 10,583	
Pro forma net income (loss) per share				
Basic	$ 2.60		$ 3.07	
Diluted	$ 2.60		$ 3.07	
Pro forma weighted average shares outstanding				
Basic	3,448,813		3,448,813	
Diluted	3,448,813		3,448,813	
Consolidated Statement of Cash Flows Data:				
Cash flows provided by (used in) operating activities	$ (23,974)	$ (1,416)	$ (4,654)	$ 6,514
Cash flows provided by (used in) investing activities	(7,988)	(18,430)	(23,920)	(23,304)
Cash flows provided by financing activities	41,690	29,613	34,257	16,993

OneWater Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Balance Sheet
As of June 30, 2019

	OneWater LLC Historical	Reorganization Adjustments	OneWater LLC Historical as Adjusted for the Reorganization Adjustments	Offering Adjustments	OneWater Inc. Pro Forma as Adjusted for this Offering and Use of Proceeds
	(in thousands, except share and per share amounts)				
Assets					
Current assets:					
Cash	$ 25,074	$ —	$ 25,074	$ —[7]	$ 25,074
Restricted cash	1,360	—	1,360	—	1,360
Accounts receivable	31,064	—	31,064	—	31,064
Inventories	259,253	—	259,253	—	259,253
Prepaid expenses and other current assets	2,658	—	2,658	—	2,658
Total current assets	319,409	—	319,409	—	319,409
Property and equipment, net of accumulated depreciation of $4,795 in 2019	30,575	—	30,575	—	30,575
Other assets					
Deposits	337	—	337	—	337
Deferred tax asset	—	536[1]	536	—	536
Identifiable intangible assets	57,584	—	57,584	—	57,584
Goodwill	106,127	—	106,127	—	106,127
Total other assets	164,048	536	164,584	—	164,584
Total assets	$514,032	$ 536	$514,568	$ —	$514,568
Liabilities and Members' Equity/Stockholders' Equity					
Current liabilities:					
Accounts payable	$ 11,333	$ —	$ 11,333	$ —	$ 11,333
Other payables and accrued expenses	17,287	—	17,287	—	17,287
Customer deposits	5,168	—	5,168	—	5,168
Notes payable - floor plan	235,010	—	235,010	—	235,010
Current portion of long-term debt	5,479	—	5,479	—	5,479
Total current liabilities	274,277	—	274,277	—	274,277
Long-term Liabilities					
Other long-term liabilities	—	—	—	—	—
Warrant liability	49,450	(49,450)[2]	—	—	—
Long-term debt, net of current portion and unamortized debt issuance costs	69,345	—	69,345	31,530[7]	100,875
Total liabilities	393,072	(49,450)	343,622	31,530	375,152
Redeemable Preferred interest in subsidiary	84,230	—	84,230	(84,230)[7]	—
Members' Equity/Stockholders' Equity:					
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); 40,000,000 shares authorized, 3,448,813 shares issued and outstanding (pro forma)	—	4[5]	4	30[7]	34
Class B common stock, $0.01 par value, no shares authorized, issued or outstanding (Actual); 10,000,000 shares authorized, 4,865,235 shares issued and outstanding (pro forma)	—	49[4]	49	—	49
Preferred stock, $0.01 per share; no shares authorized, issued or outstanding (Actual), 1,000,000 shares authorized, no shares issued and outstanding (pro forma)	—	—	—	—	—
Additional paid-in capital	—	35,918[5][6]	35,918	21,831[6][7]	57,749
Retained earnings	—	—	—	—	—
Members' Equity/Stockholders' Equity attributable to One Water Marine Holdings, LLC	30,819	(30,819)[1][5][6]	—	—	—
Equity attributable to non-controlling interests	5,911	44,840[3][6]	[illegible]0,751	30,843[6]	81,584
Total liabilities and Members' Equity/Stockholders' Equity	$514,032	$ 536	$514,568	$ —	$514,568

See accompanying Notes to the Unaudited Pro Forma Consolidated Balance Sheet.

Notes to the Unaudited Pro Forma Consolidated Balance Sheet

(1) Following the Corporate Reorganization and this offering, OneWater Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to its allocable share of any net taxable income of OneWater LLC, which will result in higher income taxes than during our history as a limited liability company. As a result, the corresponding pro forma adjustment establishes deferred tax assets, which will be netted with deferred tax liabilities, reflecting the tax status of OneWater Inc. subsequent to this offering.

(2) Reflects the elimination of the warrant liability for the LLC Warrants. Following the Corporate Reorganization, the LLC Warrants will be exercised for common units of OneWater LLC, which will eliminate the liability accounting and fair value adjustments for the LLC Warrants for all periods after this offering.

(3) Represents the exchange of minority interest shares held by Exchanging Owners for shares of OneWater Inc. upon completion of the Corporate Reorganization.

(4) Reflects the issuance to each of the Legacy Owners a number of shares of OneWater Inc. Class B common stock equal to the number of units held by them.

(5) Represents the exchange of certain Legacy Owners' interests in OneWater LLC for shares of OneWater Inc. upon the completion of the Corporate Reorganization.

(6) Represents the reclassification of members' equity in OneWater LLC and the establishment of non-controlling interests in OneWater Inc. upon completion of the Corporate Reorganization and this offering.

(7) Represents the following adjustments to OneWater Inc.'s equity as a result of this offering:

a. Receipt of the offering gross proceeds of $60.0 million;

b. Payment of $84.2 million, consisting of the offering net proceeds and $31.5 million of borrowings under the Term and Revolver Credit Facility, to redeem all of the shares of Opco Preferred Units held by Goldman and Beekman; and

c. Payment of approximately $7.3 million of underwriting discounts and commissions and estimated offering expenses.

See accompanying Notes to the Unaudited Pro Forma Consolidated Balance Sheet.

OneWater Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statements of Operations
For the Nine Months Ended June 30, 2019

	OneWater LLC Historical	Reorganization Adjustments	OneWater LLC Historical as Adjusted for the Reorganization Adjustments	Offering Adjustments	OneWater Inc. Pro Forma as Adjusted for this Offering and Use of Proceeds
	(in thousands, except share and per share amounts)				
Revenues					
New boat sales	$375,160	$ —	$375,160	$ —	$ 375,160
Pre-owned boat sales	122,043	—	122,043	—	122,043
Finance and insurance income	18,526	—	18,526	—	18,526
Service, parts and other sales	45,919	—	45,919	—	45,919
Total revenues	561,648	—	561,648	—	561,648
Cost of Sales (exclusive of depreciation and amortization shown separately below)					
New boat sales	308,330	—	308,330	—	308,330
Pre-owned boat sales	102,196	—	102,196	—	102,196
Service, parts and other sales	25,347	—	25,347	—	25,347
Total cost of sales	435,873	—	435,873	—	435,873
Selling, general and administrative expenses	83,889	—	83,889	—	83,889
Depreciation and amortization	1,884	—	1,884	—	1,884
Gain on settlement of contingent consideration	(1,674)	—	(1,674)	—	(1,674)
Income from operations	41,676	—	41,676	—	41,676
Other (income) expense					
Interest expense - floor plan	6,730	—	6,730	—	6,730
Interest expense - other	4,391	—	4,391	2,022(7)	6,413
Transaction costs	1,161		1,161		1,161
Change in fair value of warrant liability	(2,773)	2,773(1)	—	—	—
Other (income) expense	(73)	—	(73)	—	(73)
Total other expense	9,436	2,773	12,209	2,022	14,231
Income before income tax expense	32,240	(2,773)	29,467	(2,022)	27,445
Income tax expense	—	3,019(2)	3,019	2,812(2)	5,831
Net income (loss)	32,240	(5,792)	26,448	(4,834)	21,614
Less: Net income attributable to non-controlling interest	1,317	14,160(3)(5)	15,477	(2,829)(5)	12,648
Net income (loss) attributable to One Water Marine Holdings, LLC and OneWater Marine Inc.	$ 30,923	$(19,952)	$ 10,971	$ (2,005)	$ 8,966
Pro forma weighted average shares of Class A common stock outstanding(6):					
Basic					3,448,813
Diluted					3,448,813
Pro forma income (loss) per Class A common stock per share:(8)					
Basic					$ 2.60
Diluted					$ 2.60
Redeemable preferred interest, dividends and accretion	6,795	(6,795) (4)	-	-	-
OneWater LLC preferred distribution	126	(126) (4)	-	-	-
Net income (loss) attributable to common interest holders	$ 24,002	$ (13,468)	$ 10,534	$ 608	$11,144

Remove double underline from this row.

3,456 | 3,456 | 199 | 3,655
(6,229) | 26,011 | (2,221) | 23,792
(20,389) | 10,534 | 608 | 11,144
3.23
3.23

See accompanying Notes to the Unaudited Pro Forma Consolidated Statements of Operations.

OneWater Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statements of Operations
For the Year Ended September 30, 2018

	OneWater LLC Historical (Restated)	Reorganization Adjustments	OneWater LLC Historical as Adjusted for the Reorganization Adjustments	Offering Adjustments	OneWater Inc. Pro Forma as Adjusted for this Offering and Use of Proceeds
	(in thousands, except share and per share amounts)				
Revenues					
New boat sales	$398,586	$ —	$398,586	$ —	$ 398,586
Pre-owned boat sales	140,931	—	140,931	—	140,931
Finance and insurance income	16,623	—	16,623	—	16,623
Service, parts and other sales	46,665	—	46,665	—	46,665
Total revenues	602,805	—	602,805	—	602,805
Cost of Sales (exclusive of depreciation and amortization shown separately below)					
New boat sales	322,126	—	322,126	—	322,126
Pre-owned boat sales	116,457	—	116,457	—	116,457
Service, parts and other sales	26,568	—	26,568	—	26,568
Total cost of sales	465,151	—	465,151	—	465,151
Selling, general and administrative expenses	91,297	—	91,297	—	91,297
Depreciation and amortization	1,685	—	1,685	—	1,685
Income from operations	44,672	—	44,672	—	44,672
Other (income) expense					
Interest expense - floor plan	5,534	—	5,534	—	5,534
Interest expense - other	3,836		3,836	2,696(7)	6,532
Transaction costs	438		438	—	438
Change in fair value of warrant liability	33,187	(33,187)(1)	—	—	—
Other (income) expense	(269)	—	(269)	—	(269)
Total other expense	42,726	(33,187)	9,539	2,696	12,235
Income before income tax expense	1,946	33,187	35,133	(2,696)	32,437
Income tax expense		3,600(2)	3,600	3,323(2)	6,923
Net income (loss)	1,946	29,587	31,533	(6,019)	25,514
Less: Net income attributable to non-controlling interest	830	17,623(3)(5)	18,453	(3,522)(5)	14,931
Net income (loss) attributable to One Water Marine Holdings, LLC and OneWater Marine Inc.	1,116	11,964	13,080	(2,497)	10,583
Redeemable Preferred interest, dividends and accretion	8,270	(8,270)(4)	—	—	—
OneWater LLC preferred distribution	225	(225)(4)	—	—	—
Net loss attributable to common interest holders	$ (7,379)	$ 20,459	$ 13,080	$(2,497)	$ 10,583
Pro forma weighted average shares of Class A common stock outstanding(6):					
Basic					3,448,813
Diluted					3,448,813
Pro forma income (loss) per Class A common stock per share(8):					
Basic					$ 3.07
Diluted					$ 3.07

See accompanying Notes to the Unaudited Pro Forma Consolidated Statements of Operations.

The share of net taxable income of OneWater LLC allocable to the non-controlling interests will not be subject to U.S. federal income taxes at the entity level.

Notes to the Unaudited Pro Forma Consolidated Statements of Operations

(1) Reflects the elimination of the charge against income related to the fair value adjustment of the LLC Warrants. Following the Corporate Reorganization, the LLC Warrants will be exercised for common units of OneWater LLC, which will eliminate the liability accounting and fair value adjustments for the LLC Warrants for all periods after this offering.

(2) Following the Corporate Reorganization and this offering, OneWater Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to its allocable share of any net taxable income of OneWater LLC, which will result in higher income taxes than during our history as a limited liability company. As a result, the Pro Forma Consolidated Statements of Operations reflect adjustments to our provision for corporate income taxes to reflect an effective tax rate of 24.7% for each of the nine months ended June 30, 2019 and the year ended September 30, 2018, which include a provision for U.S. federal income taxes and use our estimates of the weighted average statutory rates apportioned to each state and local jurisdiction.

(3) Represents the exchange of minority interests held by Exchanging Owners for shares of OneWater Inc. upon completion of the Corporate Reorganization.

(4) Reflects the elimination of the charge against net income (loss) attributable to One Water Marine Holdings, LLC related to (i) the redeemable preferred interest, dividends and accretion and (ii) the OneWater LLC preferred distribution, as future charges related to these items will be eliminated with the repayment of the Opco Preferred Units and the OneWater LLC preferred distribution in connection with this offering.

(5) OneWater Inc. will be the managing member of OneWater LLC following the Corporate Reorganization. Following this offering, OneWater Inc. will initially own 41.5% of the economic interest in OneWater LLC, but will control the management of OneWater LLC. The OneWater Unit Holders will own the remaining 58.5% of the economic interest in OneWater LLC, which will be accounted for as a non-controlling interest in the future consolidated financial results of OneWater Inc. These amounts have been determined based on the assumption that the underwriters' option to purchase additional shares is not exercised. If the underwriters' option to purchase additional shares is exercised, the ownership percentage held by the non-controlling interest would decrease to 55.5%.

(6) The shares of Class B common stock of OneWater Inc. do not share in OneWater Inc. earnings and are, therefore, not allocated any net income attributable to the controlling and non-controlling interests. As a result, the shares of Class B common stock are not considered participating securities and are, therefore, not included in the weighted average shares outstanding for purposes of computing net income available per share.

(7) Reflects the change in interest expense due to the refinancing of the GS/BIP Credit Facility in conjunction with this offering.

(8) For purposes of applying the as-if converted method for calculating diluted earnings per share, we assume that all OneWater LLC units are exchanged (with automatic cancellation of all outstanding shares of Class B common stock) for Class A common stock. Such exchange is affected by the allocation of income or loss associated with the exchange of OneWater LLC units (and cancellation of Class B common stock) for Class A common stock and, accordingly, the effect of such exchange has been included for calculating diluted pro forma net income available to Class A common stock per share. Giving effect to (i) the exchange of all OneWater LLC units (and cancellation of Class B common stock) for shares of Class A common stock and (ii) the vesting of all unvested OneWater LLC stock based compensation awards, diluted pro forma net income per share available to Class A common stock would be computed as follows:

	Year ended September 30, 2018	Nine months ended June 30, 2019
	(in thousands except share and per share amounts)	
Pro forma income before income taxes	$ 32,437	$ 27,445
Adjusted pro forma income taxes[(a)]	8,012	6,779
Adjusted pro forma net income to OneWater Inc. stockholders[(b)]	24,425	20,666
Weighted average shares of Class A common stock outstanding (assuming the exchange of all OneWater LLC units for shares of class A common stock)[(c)]	8,314,048	8,314,048
Pro forma diluted net income available to Class A common stock per share	$ 2.94	$ 2.49

a) Represents the implied provision for income taxes assuming the exchange of all OneWater LLC units for shares of Class A common stock of OneWater Inc. using the same method applied in calculating the pro forma tax provision.

b) Assumes elimination of non-controlling interest due to the assumed exchange of all OneWater LLC units (and cancellation of Class B common stock) for shares of Class A common stock of OneWater Inc. as of the beginning of the period presented.

c) The common unit equivalents have been converted based on the treasury stock method in order to give effect to the common unit equivalents in the diluted weighted average share calculation.

The pro forma data does not reflect the exchange of any OneWater LLC Units (and the corresponding cancellation of the outstanding shares of Class B common stock) for Class A common stock. Our basic and diluted pro forma income per Class A common stock presented in our unaudited pro forma consolidated statements of operations is the same because we do not have any additional equity awards or other convertible instruments that should be included in the diluted calculation. The below table presents supplemental information regarding diluted earnings per share utilizing the as-converted method wherein we assume that all OneWater LLC Units

One Water Marine Holdings, LLC and Subsidiaries
Condensed Consolidated Statement of Operations
(Unaudited)

For the nine months ended June 30,	2019	2018
Revenues		
New boat sales	$375,160,102	$294,205,442
Pre-owned boat sales	122,042,570	106,853,742
Finance and insurance income	18,526,016	12,308,786
Service, parts and other sales	45,919,574	32,102,798
Total revenues	561,648,262	445,470,768
Cost of Sales (exclusive of depreciation and amortization shown separately below)		
New boat sales	308,329,561	238,920,359
Pre-owned boat sales	102,196,154	88,437,485
Service, parts and other sales	25,346,800	18,030,420
Total cost of sales	435,872,515	345,388,264
Selling, general and administrative expenses	83,889,279	65,279,769
Depreciation and amortization	1,883,910	1,111,802
Gain on settlement of contingent consideration	(1,674,058)	—
Income from operations	41,676,616	33,690,933
Other (income) expense		
Interest expense - floor plan	6,729,937	3,812,848
Interest expense - other	4,391,421	2,743,200
Transaction costs	1,161,280	217,306
Change in fair value of warrant liability	(2,773,000)	26,958,299
Other (income) expense	(73,560)	(2,684)
Total other expense	9,436,078	33,728,969
Net income (loss)	32,240,538	(38,036)
Less: Net income attributable to non-controlling interest	1,317,498	646,166
Net income (loss) attributable to One Water Marine Holdings, LLC	$ 30,923,040	$ (684,202)
Redeemable Preferred interest, dividends and accretion		3,992,946
OneWater LLC preferred distribution		179,203
Net income (loss) attributable to common interest holders		$ (4,856,351)
Earnings (loss) per unit attributable to common interest holders:		
Basic	$ 406.50	$ (64.52)
Diluted	$ 299.75	$ (64.52)

6,795,111

125,664

24,002,265

315.52

232.66

The accompanying notes are an integral part of these condensed consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, "*Statement of Cash Flows (Topic 230)*" ("ASU 2016-15"). Additionally, in November 2016, the FASB issued ASU 2016-18, "*Statement of Cash Flows (Topic 230)*"

For the period ended June 30, 2019, redeemable preferred interest, dividends and accretion, OneWater LLC preferred distributions, and net income attributable to common interest holders were inappropriately excluded from the Statement of Operations and from the calculation of earnings per unit attributable to common interest holders in the previously filed condensed consolidated financial statements as of and for the nine months ended June 30, 2019. The Unaudited Condensed Consolidated Statements of Operations has been adjusted to correct the calculation as follows.

For the nine months ended June 30, 2019	Previously Reported	Adjustment	As Adjusted
Net income (loss attributable to One Water Marine Holdings, LLC		$30,923,040	$ 30,923,040
Redeemable preferred interest, dividends, and accretion		6,795,111	6,795,111
One Water LLC preferred distribution		125,664	125,664
Net income (loss) attributable to common interest holders	$ 30,923,040	(6,920,775)	24,002,265
Earnings (loss) per unit attributalbe to common interest holders:			
Basic	$ 406.50	$ (90.98)	$ 315.52
Diluted	$ 299.75	$ (67.09)	$ 232.66

In accordance with accounting guidance found in ASC 250-10 (SEC Staff Accounting Bulletin No. 99, Materiality), the Company assessed the materiality of the omission and concluded that this omission was not material to the Unaudited Condensed Consolidated Financial Statements as of and for the nine months ended June 30, 2019.

In January 2017, the FASB issued ASU 2017-04, "*Simplifying the Test for Goodwill impairment (Topic 350)*" ("ASU 2017-04"). This update removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under ASU 2017-04, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the impairment loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This guidance is effective for public companies prospectively for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed after January 1, 2017. As an EGC the Company has elected to early adopt ASU 2017-04 with annual impairment tests performed after January 1, 2017.

3 Revenue Recognition

Revenue is recognized from the sale of products and commissions earned on new and pre-owned boats (including used, brokerage and consignment) when ownership is transferred to the customer. Revenue from sales of parts, accessories, and supplies is recognized when they are delivered to the customer. Revenue from new, used and consignment sales is recorded at the gross sales price, while revenue from brokerage transactions is recorded on a net basis. Service revenue, including repairs under manufacturers' warranties, is recognized when the customer accepts the serviced boat. Deferred revenue from storage and marina operations on a straight-line basis over the term of the contract as services are completed. Revenue from arranging financing, insurance and extended warranty contracts to customers through various third-party financial institutions and insurance companies is recognized when the related boats are sold. A chargeback fee may be assessed in the event of an early cancellation of a loan or insurance contract by the customer. Deposits received from customers are recorded as a liability on the balance sheet until the related sales orders have been fulfilled by the Company.

4 Per Share Data

Basic earnings (loss) per common interest is computed by dividing net income (loss) attributable to common interest holders by the weighted-average common units outstanding during the period. Diluted earnings (loss) per common interest is computed by dividing net earnings (loss) attributable to common

(SAO), Legendary Assets and Operations (LAO), South Florida Assets and Operations (SFAO), Midwest Assets and Operations (MAO), One Water Assets & Operations (OWAO), BAO and SSAO are collectively referred to herein as "the Company". All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Financial Statement Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and reflect the consolidated accounts of OneWater LLC and wholly owned subsidiaries. All intercompany transactions have been eliminated in consolidation. In addition, certain reclassifications of amounts previously reported have been made to the accompanying consolidated financial statements in order to conform to current presentation. The Company operates on a fiscal year basis with the first day of the fiscal year being October 1, and the last day of the year ending on September 30. For ease of presentation, we may refer to the 12 month period ended September 30, 2018 and September 30, 2017 as Fiscal 2018 and Fiscal 2017, respectively. Additionally, since there are no differences between net income and comprehensive income, all references to comprehensive income have been excluded from the consolidated financial statements.

Unaudited Pro Forma Net Loss Per Unit Attributable to Common Interest Holders

Unaudited pro forma basic and diluted net loss per share has been computed to give effect of an additional 2,276 shares of common stock (or 106,949 shares of common stock, as adjusted in connection with the Reorganization and our offering of common stock) that would have been required to be issued to generate sufficient proceeds to fund the cash payment of current year dividends in excess of net income. ~~The diluted common stock were not utilized in calculating unaudited pro forma basic and diluted net loss per share as the impact would be anti-dilutive.~~

2 Summary of Significant Accounting Policies

Cash

At times the amount of cash on deposit may exceed the federally insured limit of the bank. Deposit accounts at each of the institutions are insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). At September 30, 2018 and 2017, the Company exceeded FDIC limits at various institutions by approximately $12,639,000 and $6,972,000, respectively. The Company has not experienced any losses in such accounts and believes there is little to no exposure to any significant credit risk.

Restricted Cash

Restricted cash relates to amounts collected for pre-owned sales, in certain states, which are held in escrow on behalf of the respective buyers and sellers for future purchases of boats. Total customers deposits are shown as a liability on the consolidated balance sheets. These liabilities are more than the applicable restricted cash balances because in certain states the deposits are not restricted from use.

Fair Value of Financial Instruments

The Company's financial instruments include cash, accounts receivable, accounts payable, other payables and accrued expenses and debt. The carrying values of cash, accounts receivable, accounts payable and other payables and accrued expenses approximate their fair values due to their short-term nature. The carrying value of debt approximates its fair value due to the debt agreements bearing interest at rates that approximate current market rates for debt agreements with similar maturities and credit quality.

Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of the new and used boat inventory is determined using the specific identification method. In assessing lower of cost or net realizable value the Company considers the aging of the boats, historical sales of a brand and current market conditions. The cost of parts and accessories is determined using the weighted average cost method.

ANNEX B

JOURNAL ENTRIES
TO THE
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

Reorganization Entries

No.		Debit	Credit
	Recapitalization		
1	Deferred tax asset	536	
	Members Equity - OWM Holdings		536
	To record impact of reorganization changing OneWater Inc's tax status and recognizing the initial deferred tax asset.		
2	Warrant Liability	49,450	
	Members Equity - OWM Holdings		49,450
	To record the warrant conversion to common shares.		
3	NCI	5,911	
	Class A common shares		3
	APIC		5,908
	To record the issuance of common shares to exchanging owners		
4	Members Equity - OWM Holdings	49	
	Class B common shares		49
	To record the issuance of Class B shares to Legacy holders		
5	Members Equity - OWM Holdings	667	
	Class A common shares		1
	APIC		666
	To record the exchange of certain Legacy holders interests for shares of OneWater Inc.		
6	NCI		50,745
	APIC		29,344
	Members Equity	80,089	
	REORG - Reclassification of members equity and establishment of Non Controlling Interest (NCI) equal to the holders ownerhip percentage		

Offering Entries

No.		Debit	Credit
	Offering		
6	APIC	30,839	
	NCI		30,839
	OFFERING - Reclassification of members equity and establishment of Non Controlling Interest (NCI) equal to the holders ownerhip percentage		
7(a)	Cash	60,000	
	Class A common shares		30
	APIC		59,970
	To record receipt of IPO proceeds		
7(b)	Preferred interest	84,230	
	Cash		84,230
	To record redemption of Opco preferred interests		
7(b)	Long term debt	(31,530)	
	Cash		(31,530)
	To record additional debt needed for the redemption of Opco preferred interests		
7(c	APIC	7,300	
	Cash		7,300
	To record underwriting commissions, discounts and offering expenses		